24

07022906

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Manicouagan Minerals Inc.

*CURRENT ADDRESS

**FORMER NAME

PROCESSED

APR 30 2007

THOMSON FINANCIAL

**NEW ADDRESS

FILE NO. 82- 35067 FISCAL YEAR 12-31-06

- *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☑
12G32BR (REINSTATEMENT)	☐	SUPPL (OTHER)	☐
DEF 14A (PROXY)	☐		

OICF/BY: dlw

DAT : 4/26/07

RECEIVED #82-35067

2007 APR 24 A 10:23

FICE OF INTERNATIONAL
CORPORATE FINANCE

AR/S
12-31-06

Manicouagan Minerals Inc.

(an exploration company)

Consolidated Financial Statements
December 31, 2006 and 2005
(expressed in Canadian dollars)

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP/s.r.l./s.e.n.c.r.l.
Chartered Accountants
Place de la Cité, Tour Comirar
2640 Laurier Boulevard, Suite 1700
Québec, Quebec
Canada G1V 5C2
Telephone +1 (418) 522 7001
Facsimile +1 (418) 522 5663

Auditors' Report

To the Shareholders of
Manicouagan Minerals Inc.

We have audited the consolidated balance sheets of **Manicouagan Minerals Inc.** (an exploration company) as at December 31, 2006 and 2005 and the consolidated statements of earnings, deficit, contributed surplus and cash flows for the years then ended. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the company as at December 31, 2006 and 2005 and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

PricewaterhouseCoopers LLP

Chartered Accountants

Quebec, Quebec, Canada
April 5, 2007

PricewaterhouseCoopers refers to the Canadian firm of PricewaterhouseCoopers LLP/s.r.l./s.e.n.c.r.l. and the other member firms of PricewaterhouseCoopers International Limited, each of which is a separate and independent legal entity.

Manicouagan Minerals Inc.

(an exploration company)
Consolidated Balance Sheets

(expressed in Canadian dollars)

	As at December 31,	
	2006 $	2005 $
Assets		
Current assets		
Cash and cash equivalents (notes 2 and 3)	1,832,734	4,667,799
Amounts receivable (note 4)	1,338,009	1,378,788
Prepaid expenses	141,461	111,849
	3,312,204	6,158,436
Mineral properties (note 5)	7,651,005	4,432,659
Property, plant and equipment (less accumulated depreciation of $3,303; $1,311 in 2005)	8,922	2,370
	10,972,131	10,593,465
Liabilities		
Current liabilities		
Accounts payable and accrued liabilities (note 6)	137,804	260,779
Long-term liabilities		
Future income taxes (note 13)	1,818,048	1,567,714
	1,955,852	1,828,493
Shareholders' Equity		
Share capital (note 7)	10,978,717	9,878,696
Stock options (note 8)	566,966	550,618
Warrants and broker warrants (notes 9 and 10)	178,404	1,624,026
Contributed surplus	1,707,119	63,006
Deficit	(4,414,927)	(3,351,374)
	9,016,279	8,764,972
	10,972,131	10,593,465

Going concern (note 1)

Commitment (note 14)

Subsequent events (note 18)

The accompanying notes are an integral part of these consolidated financial statements.

Approved by the Board of Directors

(signed) JOSEPH J. BAYLIS Director (signed) DOUGLAS A.C. DAVIS Director

Manicouagan Minerals Inc.

(an exploration company)

Consolidated Statements of Deficit

(expressed in Canadian dollars)

	Years Ended December 31,	
	2006 **$**	**2005** **$**
Balance – Beginning of year	3,351,374	2,411,233
Net loss for the year	1,063,553	940,141
Balance – End of year	4,414,927	3,351,374

Consolidated Statements of Contributed Surplus

(expressed in Canadian dollars)

	Years Ended December 31,	
	2006 **$**	**2005** **$**
Balance – Beginning of year	63,006	45,186
Stock options matured or cancelled during the year (note 8)	93,637	-
Warrants and broker warrants matured or cancelled during the year (notes 9 and 10)	1,550,476	17,820
Balance – End of year	1,707,119	63,006

The accompanying notes are an integral part of these consolidated financial statements.

Manicouagan Minerals Inc.

(an exploration company)
Consolidated Statements of Earnings

(expressed in Canadian dollars)

	Years Ended December 31,	
	2006 $	2005 $
Interest income	98,254	136,678
Expenses		
Management fees	307,031	184,300
Professional fees	257,795	254,595
Salary and employee benefits	64,997	57,763
Stock-based compensation costs	109,985	309,894
Travelling and promotion	108,225	40,401
Tax on flow-through shares	81,408	51,744
Regulatory and transfer agent fees	34,343	28,841
Shareholder information	35,051	21,830
Insurance	27,900	16,373
Rent	15,635	8,700
Telecommunications	9,751	9,053
Office expenses	16,706	14,862
Depreciation of property, plant and equipment	1,992	602
Bank charges	3,441	2,485
Cost of mineral properties abandoned	94,507	197,127
	1,168,767	1,198,570
Loss before income taxes	(1,070,513)	(1,061,892)
Future income taxes (note 13)	(6,960)	(121,751)
Net loss for the year	(1,063,553)	(940,141)
Basic and diluted net loss per share (note 15)	(0.01)	(0.01)

Going concern (note 1)

The accompanying notes are an integral part of these consolidated financial statements.

Manicouagan Minerals Inc.

(an exploration company)
Consolidated Statements of Cash Flows

(expressed in Canadian dollars)

	Years Ended December 31,	
	2006 $	2005 $
Cash flows from operating activities		
Net loss for the year	(1,063,553)	(940,141)
Items not affecting cash and cash equivalents		
Depreciation of property, plant and equipment	1,992	602
Stock-based compensation costs	109,985	309,894
Future income taxes	(6,960)	(121,751)
Cost of mineral properties abandoned	94,507	197,127
	(864,029)	(554,269)
Net change in non-cash working capital items (note 11)	110,746	(394,863)
	(753,283)	(949,132)
Cash flows from financing activities		
Issuance of shares and warrants	1,532,792	6,025,000
Share and warrant issue expenses	(207,493)	(739,008)
	1,325,299	5,285,992
Cash flows from investing activities		
Acquisition of mineral properties and exploration costs	(4,367,017)	(4,564,635)
Tax credits received relating to exploration costs applied against mineral properties	968,480	116,128
Additions to property, plant and equipment	(8,544)	(1,931)
	(3,407,081)	(4,450,438)
Decrease in cash and cash equivalents	(2,835,065)	(113,578)
Cash and cash equivalents – Beginning of year	4,667,799	4,781,377
Cash and cash equivalents – End of year	1,832,734	4,667,799
Additional information		
Acquisition of mineral properties and exploration costs included in accounts payable and accrued liabilities	29,471	151,460
Acquisition of mineral properties paid through the issuance of shares	100,000	-
Tax credits related to exploration costs applied against mineral properties	1,032,175	1,205,551
Future income taxes accounted for as share, warrant and broker warrant issue expenses	257,294	513,461
Fair value of warrants accounted for as share issue expenses	70,400	186,444
Share issue expenses included in accounts payable and accrued liabilities	-	36,870

The accompanying notes are an integral part of these consolidated financial statements.

(expressed in Canadian dollars)

1 Incorporation, nature of operations and going concern

The company was incorporated under the Canada Business Corporations Act on July 25, 2001. The principal activities of the company comprise the acquisition and exploration of mineral properties. The company has not yet determined whether its properties contain ore reserves that are economically recoverable. The recoverability of the amounts shown for mineral properties is dependent upon the existence of economically recoverable ore reserves, the ability of the company to obtain necessary financing to complete the exploration and development of its properties, and upon future profitable production or proceeds from the disposal of properties.

The company must secure sufficient funding for meeting its existing commitments for exploration and development programs and general and administration costs.

Management is periodically seeking additional forms of financing through the issuance of new equity instruments, the exercise of outstanding common share warrants and stock options to continue its operations, and while it has been successful in doing so in the past, there can be no assurance it will be able to do so in future. Without such funding being available, the company may be unable to continue its operations, and the amounts realizable for the assets could be less than the amounts reflected in these financial statements.

Although management has taken steps to verify title to mineral properties in which the company has an interest, in accordance with industry standards for the current stage of exploration of such properties, these procedures do not guarantee the company's title. Property title may be subject to unregistered prior agreements and non-compliant with regulatory requirements.

These consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles applicable to a going concern. The application of generally accepted accounting principles on a going concern basis may be inappropriate, since there is a doubt as to the validity of the going concern assumption.

These consolidated financial statements do not reflect the adjustments to the carrying values of assets and liabilities, the reported amounts of revenues and expenses and the classification of balance sheet items were the going concern assumption inappropriate, and these adjustments could be material. Management did not take these adjustments into account as it believes in the validity of the going concern assumption.

(expressed in Canadian dollars)

2 Summary of significant accounting policies

Basis of consolidation

These consolidated financial statements include the accounts of the company and those of its wholly-owned subsidiary, Manicouagan Resources Inc. On December 31, 2006, Manicouagan Resources Inc. and Manicouagan Minerals Inc. amalgamated under the corporate name of Manicouagan Minerals Inc.

Use of estimates

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts of assets and liabilities reported in the financial statements. Those estimates and assumptions also affect the disclosure of contingencies at the date of the financial statements and the reported amounts of revenues and expenses during the years. Actual results could differ from those estimates.

Cash and cash equivalents

Cash and cash equivalents consist of cash on hand, exploration funds and balances with banks as well as all highly liquid short-term investments. The short-term investments consist of guaranteed investment certificates refundable before maturity, which bear interest at 4.10% and 3.85% respectively and mature on September 12, 2007 and October 24, 2007, respectively.

Exploration funds consist of cash and guaranteed investment certificates and represent the unexpended proceeds of financing under the terms of which the company committed to spending the amounts on the exploration of mineral properties.

Mineral properties

The company records its interests in mineral properties and areas of geological interest at cost less option payments received and other recoveries. Exploration costs relating to these interests and projects are capitalized on the basis of specific claim blocks or areas of geological interest until the mineral properties to which they relate are placed into production, sold or abandoned. Management reviews for impairment the carrying values of mineral properties on a regular basis to determine whether any writedowns are necessary. These costs will be amortized over the estimated useful life of mineral properties following commencement of production or written off if the mineral properties or projects abandoned. General exploration costs not related to specific mineral properties are expensed as incurred.

(expressed in Canadian dollars)

Credit on duties refundable for loss and refundable tax credit for resources

The company is entitled to a credit on duties refundable for loss under the Mining Duties Act. This credit on duties refundable for loss on mineral exploration expenses incurred in the Province of Quebec at the rate of 12% has been applied against the costs incurred (note 5).

Furthermore, the company is entitled to a refundable tax credit for resources for mineral companies on qualified expenditures incurred. The refundable tax credit for resources may reach 35% or 38.75% of qualified expenditures incurred. This tax credit has been applied against the costs incurred (note 5).

Property, plant and equipment

Office equipment is recorded at cost less accumulated depreciation. Depreciation is recorded on a declining balance basis at an annual rate of 20%.

Computer equipment is recorded at cost less accumulated depreciation. Depreciation is recorded on a declining balance basis at an annual rate of 30%.

Shareholders' equity

Share capital issued for non-monetary consideration is generally recorded at the quoted market price of the shares over a reasonable period of time before and after the agreement to issue the shares was announced.

The shares issued pursuant to flow-through financing agreements are recorded at their fair value. Upon the acquisition of mineral properties, the carrying value may exceed the tax base since the company renounces the deductions in favour of the investors concerned. Future income taxes relating to the difference between the carrying value and the tax value are accounted for as share issue expenses.

Share issue expenses and future income taxes arising from the difference between the carrying amount and tax base amount of exploration costs have been applied against share capital.

Warrant issue expenses have been applied against warrants.

Income taxes

The company provides for income taxes using the liability method of tax allocation. Under this method, future income tax assets and liabilities are determined based on deductible or taxable temporary differences between financial statement values and tax values of assets and liabilities using enacted or substantively enacted income tax rates expected to be in effect for the year in which the differences are expected to reverse.

The company establishes a valuation allowance against future income tax assets if, based on available information, it is more likely than not that some or all the future income tax assets will not be realized.

(expressed in Canadian dollars)

Basic and diluted earnings per share

Basic earnings per share are determined using the weighted average number of participating shares outstanding during the year. Diluted earnings per share are determined using the weighted average number of participating shares (warrants and options) outstanding during the year, plus the effects of dilutive potential participating shares outstanding during the year. The calculation of diluted earnings per share is made using the treasury stock method, as if all dilutive potential shares had been exercised at the later of the beginning of the year or the date of issuance, as the case may be, and as if the funds obtained thereby had been used to purchase participating shares of the company at the average market value of the participating shares during the year.

Stock-based compensation plan

The company maintains a stock option plan, which is described in note 8. Any consideration received from plan participants upon the exercise of stock options is credited to share capital. The company records compensation costs arising from all types of stock-based payments granted to employees and non-employees, including stock options, using a fair value-based method.

3 Cash and cash equivalents

	As at December 31,	
	2006 $	2005 $
Cash and cash equivalents	823,233	1,536,411
Exploration funds	1,009,501	3,131,388
	1,832,734	4,667,799

4 Amounts receivable

	As at December 31,	
	2006 $	2005 $
Interest receivable	15,403	7,919
Commodity taxes receivable	74,826	186,784
Credit on duties refundable for losses	533,779	216,629
Refundable tax credit for resources	714,001	967,456
	1,338,009	1,378,788

(expressed in Canadian dollars)

5 Mineral properties

December 31, 2006

	Undivided interest %	Balance as at January 1, 2006 $	Costs incurred $	Mineral properties abandoned $	Tax credits $	Balance as at December 31, 2006 $
Manicouagan (1,421 claims)						
Mineral property	100	164,976	38,976	(94,507)	-	109,445
Exploration costs		4,267,683	1,916,958	-	(487,639)	5,697,002
		4,432,659	1,955,934	(94,507)	(487,639)	5,806,447
Mouchalagane (88 claims)						
Mineral property	100	-	54,774	-	-	54,774
Exploration costs		-	449,951	-	(168,008)	281,943
		-	504,725	-	(168,008)	336,717
Lac Maugue (572 claims)						
Mineral property	-	-	153,529	-	-	153,529
Exploration costs		-	912,674	-	(376,528)	536,146
		-	1,066,203	-	(376,528)	689,675
Brabant Lake (21 claims)						
Mineral property	100	-	300,000	-	-	300,000
Exploration costs		-	518,166	-	-	518,166
		-	818,166	-	-	818,166
		4,432,659	4,345,028	(94,507)	(1,032,175)	7,651,005

Mouchalagane Property

On April 18, 2006, the company acquired a 100% interest in the property by issuing 300,000 of its common shares at a price of $0.15 per share to the vendor. In the event of production from the property, the vendor will receive a 2% Net Smelter Return Royalty (NSR), of which three quarters of the 2% can be purchased from the vendor for $1,000,000 within six months from the date that a production decision is announced.

The property consists of 58 map designated claims covering an area of 30 km² approximately 350 km north of Baie Comeau, Quebec.

The company has map designated 30 additional claims covering approximately 16 km² to secure selected areas of geological interest. The registration of these claims was completed on December 5, 2006.

(expressed in Canadian dollars)

Lac Maugue Property

On July 28, 2006, the company entered into an agreement to acquire a 100% interest in the Lac Maugue property in the Dunphy-Romanet Lake area of the central Labrador Trough region of Quebec.

The property acquired consists of 88 map designated claims ("the original claims") covering an area of approximately 42.25 km² situated near Lac Maugue approximately 160 km northwest of the all-services town of Schefferville, Quebec.

The agreement provides for a cash payment of $50,000 and the issuance of 500,000 shares at a price of $0.11 per share on closing and a further cash payment of $50,000 and the issuance of 500,000 additional shares on July 28, 2007 to earn a 100% interest in the property subject to a 3% NSR of which 2/3 of the 3% NSR may be bought out for $2,000,000. The NSR applies to the Lac Maugue property as well as any other claims acquired by the company or the Labrador Silver Syndicate ("LSS") within 10 km of the outer boundary of the original claims acquired from the LSS. The agreement also provides for the granting of a 1% NSR to the LSS in respect of any portion of 470 additional map designated claims ("the additional claims") falling outside of the 10 km area of interest.

The company has map designated 566 additional claims covering approximately 271.25 km² (82 claims were pending on December 31, 2006) to secure selected areas of geological interest which are considered to have potential to host sedimentary hosted copper-silver deposits similar to the occurrences at Lac Maugue. The majority of these claims lie within the 10 km area of interest created by the Lac Maugue agreement with the LSS. Following closing of the agreement and the registration and acceptance of these claims by the Province of Quebec, the company granted the LSS a 1% NSR in the portion of the 470 additional claims falling outside of the 10 km area of interest.

Brabant Lake Property

On June 28, 2006, the company acquired a 100% interest in the property in return for a one-time payment of $300,000 to Longyear Canada, ULC. No other consideration was payable to the vendor and the property is not subject to any third party royalties.

The property consists of 21 contiguous claims registered as ML5054 and covering an area of approximately 4.11 km². The claims are located immediately east of Highway 102 some 175 km from the all-services community of La Ronge, Saskatchewan.

(expressed in Canadian dollars)

December 31, 2005

	Undivided interest %	Balance as at January 1, 2005 $	Costs incurred $	Mineral properties abandoned $	Tax credits $	Balance as at December 31, 2005 $
Manicouagan (3,476 claims)						
Mineral property (Manic 3,476 claims)	100	128,288	36,688	-	-	164,976
Mineral property (Charlevoix no claims)		1,848	-	(1,848)	-	-
Exploration costs		816,708	4,656,526	-	(1,205,551)	4,267,683
		946,844	4,693,214	(1,848)	(1,205,551)	4,432,659
Baie du Nord (no claims)						
Mineral property	-	10,874	5,000	(15,874)	-	-
Exploration costs		178,780	625	(179,405)	-	-
		189,654	5,625	(195,279)	-	-
		1,136,498	4,698,839	(197,127)	(1,205,551)	4,432,659

Detailed analysis of deferred exploration costs

	Years Ended December 31, 2006 $	2005 $
Balance – Beginning of year	4,432,659	1,136,498
Cost of claims	547,279	41,688
Camp (construction and maintenance)	493,231	578,542
Mobilization / demobilization of personnel and equipment	721,858	662,405
Drilling	958,717	1,144,215
Geophysics	504,767	1,535,747
Analyses	55,385	2,935
Consultants	595,602	270,193
Fuel	237,232	257,744
Line cutting	94,969	58,657
Various materials	104,485	109,055
Environment	-	13,569
Communications	31,503	24,089
Tax credits	(1,032,175)	(1,205,551)
Mineral properties abandoned	(94,507)	(197,127)
Balance – End of year	7,651,005	4,432,659

(expressed in Canadian dollars)

6 Accounts payable and accrued liabilities

	As at December 31,	
	2006 **$**	**2005** **$**
Tax payable on flow-through shares	51,946	-
Other payables	85,858	241,698
Related parties (note 12)	-	19,081
	137,804	260,779

7 Share capital

Authorized
Unlimited number of common shares without par value

Variation of issued and fully paid share capital

	2006		2005	
	Number	**Stated value** **$**	**Number**	**Stated value** **$**
Balance – Beginning of year	84,752,000	9,878,696	53,827,000	5,957,503
Flow-through financing *	9,999,998	1,397,693	16,800,000	3,200,000
Non flow-through financing **	-	-	12,500,000	1,820,000
Exercise of stock options	-	-	125,000	25,000
Exercise of broker warrants	163,962	45,842	1,500,000	256,394
Acquisition of mineral properties (note 5)	800,000	100,000	-	-
	95,715,960	11,422,231	84,752,000	11,258,897
Share issue expenses	-	(443,514)	-	(1,380,201)
Balance – End of year	95,715,960	10,978,717	84,752,000	9,878,696

* Flow-through financing is presented net of the fair value of the related warrants totalling $102,307 in 2006, which has been determined using the Black-Scholes model (note 9).

** Non flow-through financing is presented net of the fair value of the related warrants totalling $680,000 in 2005, which has been determined using the Black-Scholes model (note 9).

(expressed in Canadian dollars)

Issuance of shares and warrants – private placement

On October 20, 2006, the company completed a private placement for aggregate gross proceeds of $1,500,000. Pursuant to this private placement, the company issued 9,999,998 units at a unit price of $0.15. Each unit consists of one flow-through common share and one-half a common share purchase warrant. Each warrant entitles the holder to acquire one common share at an exercise price of $0.30 at any time up to October 20, 2007.

In connection with the private placement, the company paid a $75,000 finder's fee and issued non-transferable finder's fee options equal to 8% of the units subscribed for at the unit price of $0.15. The finder's fee options have a term of 24 months and will expire on October 20, 2008. Each finder's fee option entitles the holder, upon exercise thereof, to one common share and a one-half a common share purchase warrant, each whole warrant entitling its holder to acquire one common share at a price of $0.30 per share until October 20, 2008.

Exercise of warrants under over-allotment options

On January 31, 2005, the agents of the company's public offering made in December 2004 exercised their over-allotment option and purchased 1,500,000 additional units of the company, comprising 1,500,000 common shares and 750,000 warrants of the company at an offering price of $0.20 per unit for gross proceeds of $300,000. Each whole warrant entitles its holder to purchase on common share of the company at an exercise price of $0.25 at any time prior to December 23, 2006.

In addition, cash compensation of $24,000, representing 8% of the gross proceeds, was paid to the agents as well as further compensation in the form of a non-transferable option to acquire 120,000 additional units, being 8% of the total gross proceeds on the exercise of the over-allotment option. These options have an exercise price of $0.20 and expire on December 23, 2006. Each unit entitles the holder to purchase one common share of the company and one-half of one warrant of the company, each whole warrant entitling its holder to purchase one common share of the company at an exercise price of $0.25 at any time prior to December 23, 2006 (note 10).

The exercise of warrants is presented net of the fair value of the 750,000 related warrants totalling $78,000, which has been determined using the Black-Scholes model (note 10).

Issuance of shares and warrants – private placements

On March 11, 2005, the company completed a private placement for aggregate gross proceeds of $4,200,000. Pursuant to this private placement, the company issued 6,800,000 flow-through shares at a price of $0.25 and 12,500,000 units at a price of $0.20. Each unit consists of one common share and one-half of one warrant, each warrant entitling its holder to acquire one common share at an exercise price of $0.25 at any time prior to December 23, 2006.

The agents involved in this financing were paid compensation in consideration for their services as follows: (i) a cash fee equal to 6% of the gross proceeds; (ii) an option to acquire additional common shares equal to 5% of the number of units and flow-through shares issued pursuant to the private placement (note 10).

(expressed in Canadian dollars)

On December 23, 2005, the company completed a private placement for aggregate gross proceeds of $1,500,000. Pursuant to this private placement, the company issued 10,000,000 flow-through shares at a price of $0.15.

The agents involved in this financing were paid compensation in consideration for their services as follows: (i) a cash fee equal to 8% of the gross proceeds; (ii) an option to acquire additional common shares equal to 10% of the number of flow-through shares issued pursuant to the private placement (note 10).

All securities that were issued on a private placement basis on December 23, 2005 were subject to a hold period expiring on April 24, 2006.

8 Stock option plan

The company maintains a stock option plan whereby certain key employees, officers, directors and consultants may be granted stock options for common shares of the company. The maximum number of common shares that is issuable under the plan was fixed at 10% of the number of common shares issued and outstanding (a maximum of 5% of the number of common shares issued and outstanding may be held by any one person). Options expire after a maximum period of five years following the date of grant and generally vest upon granting with some exceptions.

The following table summarizes information about outstanding and exercisable stock options recorded under Shareholders' Equity during the years ended December 31, 2006 and 2005:

			2006			2005
	Number	Carrying value $	Weighted average exercise price $	Number	Carrying value $	Weighted average exercise price $
Outstanding – Beginning of year	5,225,000	550,618	0.29	2,900,000	240,724	0.29
Granted	1,990,000	-	0.13	2,450,000	-	0.29
Exercised	-	-	-	(125,000)	-	0.20
Matured or cancelled	(800,000)	(93,637)	0.30	-	-	-
Stock-based compensation	-	109,985	-	-	309,894	-
Outstanding – End of year	6,415,000	566,966	0.24	5,225,000	550,618	0.29
Exercisable – End of year	5,115,000	-	0.27	5,225,000	-	0.29

(expressed in Canadian dollars)

On March 6, 2006, an officer and director of the company was granted 750,000 stock options at an exercise price of $0.10 per share, having a term of five years. These options will generate aggregate stock-based compensation costs of $53,775, which will be amortized on a straight-line basis over their vesting period of 36 months.

On August 31, 2006, an investor relations firm was granted 100,000 stock options at an exercise price of $0.20 per share, having a term of one year. These options generated aggregate stock-based compensation costs of $3,920 which were immediately expensed.

On November 2, 2006, directors, officers, consultants and an employee of the company were granted 1,140,000 stock options at an exercise price of $0.15 per share for a period of five years. Vesting periods for these options are as follows: 590,000 vest immediately, 100,000 vest in one year from the date of grant, and 450,000 vest equally over a three-year period from the date of grant. These options will generate aggregate stock-based compensation costs of $102,714, which were immediately expensed for an amount of $53,157 and which will be amortized on a straight-line basis over their vesting period of 12 months for $9,011 and on a straight-line basis over their vesting period of 36 months for $40,546.

The following table summarizes information about stock options outstanding and exercisable as at December 31, 2006:

	Options outstanding			
	Exercise price $	**Number**	**Weighted average remaining contractual life (years)**	**Weighted average exercise price $**
Directors and officers	0.10	750,000	4.18	0.10
Directors and officers	0.15	1,115,000	4.84	0.15
Directors and officers	0.20	325,000	2.47	0.20
Directors and officers	0.30	3,825,000	2.95	0.30
Employee	0.15	25,000	4.84	0.15
Employee	0.30	50,000	3.04	0.30
Consultants	0.20	100,000	0.67	0.20
Consultants	0.30	225,000	3.47	0.30
		6,415,000		

(expressed in Canadian dollars)

	Options currently exercisable			
	Exercise price $	**Number**	**Weighted average remaining contractual life (years)**	**Weighted average exercise price $**
Directors and officers	0.15	590,000	4.84	0.15
Directors and officers	0.20	325,000	2.47	0.20
Directors and officers	0.30	3,825,000	2.95	0.30
Employee	0.30	50,000	3.04	0.30
Consultants	0.20	100,000	0.67	0.20
Consultants	0.30	225,000	3.47	0.30
		5,115,000		

The fair value of options granted during the years ended December 31, 2006 and 2005 was estimated using the Black-Scholes option valuation model with the following weighted average assumptions:

	2006	**2005**
Risk-free interest rate	3.99%	3.70%
Expected volatility	90%	70%
Dividend yield	Nil	Nil
Weighted average life	58 months	60 months
Weighted average fair value on the date of grant	$0.0806	$0.1405

The Black-Scholes option valuation model was developed for use in estimating the fair value of traded options which have no vesting restrictions, and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions including the expected stock price volatility. Because the stock options granted to key employees, officers, directors and consultants have characteristics significantly different from those of traded options, and because changes in the subjective input assumptions can materially affect the estimated fair value, management believes that the existing models do not necessarily provide an accurate measure of the fair value of stock options granted to key employees, officers, directors and consultants.

(expressed in Canadian dollars)

9 Warrants

The following table summarizes the variation of warrants recorded under Shareholders' Equity during the years ended December 31, 2006 and 2005:

	2006			2005		
	Number	Carrying value $	Weighted average exercise price $	Number	Carrying value $	Weighted average exercise price $
Outstanding and exercisable – Beginning of year	13,049,500	1,127,968	0.25	7,106,559	453,410	0.26
Granted pursuant to a private placement	4,999,999	102,307	0.30	6,250,000	680,000	0.25
Matured or cancelled	(13,049,500)	(1,127,968)	0.25	(307,059)	(5,442)	0.48
	4,999,999	102,307	0.30	13,049,500	1,127,968	0.25
Issue expenses	-	(32,464)	-	-	-	-
Outstanding and exercisable – End of year	4,999,999	69,843	0.30	13,049,500	1,127,968	0.25

The following table summarizes information about warrants outstanding and exercisable as at December 31, 2006:

Exercise price	Number	Weighted average remaining contractual life (years)
$0.30	4,999,999	0.80

The fair value of warrants granted during the years ended December 31, 2006 and 2005 was estimated using the Black-Scholes valuation model with the following weighted average assumptions:

	2006	2005
Risk-free interest rate	4.23%	3.17%
Expected volatility	90%	70%
Dividend yield	Nil	Nil
Weighted average expected life	12 months	22 months
Weighted average fair value on the date of grant	$0.0205	$0.1090

(expressed in Canadian dollars)

10 Broker warrants

The following table summarizes the variation of broker warrants recorded under Shareholders' Equity during the years ended December 31, 2006 and 2005:

	2006			2005		
	Number	Carrying value $	Weighted average exercise price $	Number	Carrying value $	Weighted average exercise price $
Outstanding and exercisable –						
Beginning of year	4,821,160	496,058	0.21	4,026,010	278,386	0.20
Granted following the exercise of an over-allotment option	-	-	-	750,000	78,000	0.25
Granted as compensation	800,000	70,400	0.15	2,085,000	186,444	0.20
Exercised	(163,962)	(13,050)	0.20	(1,500,000)	(34,394)	0.20
Matured or cancelled	(3,657,198)	(422,508)	0.22	(539,850)	(12,378)	0.20
	1,800,000	130,900	0.15	4,821,160	496,058	0.21
Issue expenses	-	(22,339)	-	-	-	-
Outstanding and exercisable – End of year	1,800,000	108,561	0.15	4,821,160	496,058	0.21

The following table summarizes information about broker warrants outstanding and exercisable as at December 31, 2006:

Exercise price	Number	Weighted average remaining contractual life (years)
$0.15	1,800,000	1.35

The fair value of broker warrants granted during the years ended December 31, 2006 and 2005 was estimated using the Black-Scholes valuation model with the following weighted average assumptions:

	2006	2005
Risk-free interest rate	4.13%	3.17%
Expected volatility	90%	70%
Dividend yield	Nil	Nil
Weighted average expected life	24 months	22 months
Weighted average fair value on the date of grant	$0.0880	$0.0910

(expressed in Canadian dollars)

11 Net change in non-cash working capital items

	Years Ended December 31,	
	2006 $	2005 $
Amounts receivable	104,474	(102,187)
Prepaid expenses	(29,612)	(104,870)
Accounts payable and accrued liabilities	35,884	(187,806)
	110,746	(394,863)

12 Related party transactions

The company entered into the following transactions with a director and with companies controlled by directors and/or officers:

	Years Ended December 31,	
	2006 $	2005 $
Exploration costs	77,800	82,600
Management fees	276,531	98,800
	354,331	181,400

These transactions are in the normal course of operations and are measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

(expressed in Canadian dollars)

13 Income taxes

The reconciliation of the income tax recovery, calculated using the statutory income tax rates of the federal government and provinces concerned (Canada), to the income tax recovery per the financial statements is as follows:

	Years Ended December 31,	
	2006 **$**	**2005** **$**
Loss before income taxes	(1,070,513)	(1,061,892)
Income taxes at the combined statutory tax rate of the Canadian federal government and the provinces concerned (36.90% in 2006 and 34.33% in 2005)	(394,974)	(364,548)
Non-deductible resource loss	50,070	3,620
Change in proportion of activities allocated to tax jurisdictions	328,177	-
Change in valuation allowance	281,853	516,273
Non-taxable tax credits	(117,393)	(57,333)
Non-deductible expenses	43,449	100,902
Change in tax rate	(59,662)	(74,171)
Adjustments from taxation authorities	(92,938)	-
Share issue expenses not affecting earnings	(55,236)	(242,406)
Other	9,694	(9,088)
Income taxes	(6,960)	(121,751)

Significant components of the company's future income tax assets and liabilities are as follows:

	2006 **$**	**2005** **$**
Non-capital losses	888,075	460,706
Share issue expenses	529,623	678,037
Other items	4,976	2,078
Valuation allowance	(1,422,674)	(1,140,821)
Future income tax assets	-	-
Mineral properties	(1,818,048)	(1,649,768)
Tax credit for resources and tax credit on duties refundable for loss	-	82,054
Long-term future income tax liabilities, net	(1,818,048)	(1,567,714)

(expressed in Canadian dollars)

14 Commitment

The company has two office leases, expiring on February 28, 2008 and on September 30, 2009, respectively. The minimum annual instalments under these leases are as follows:

Year	$
2007	62,386
2008	54,686
2009	39,852

Leases are renewable following a three-month notice prior to their expiry date.

15 Earnings per share

	Years Ended December 31,	
	2006	**2005**
Basic and diluted weighted average number of shares outstanding	87,148,865	71,126,863

For the years ended December 31, 2006 and 2005, the diluted net loss per share was the same as the basic net loss per share since the dilutive effect of stock options and warrants was not included in the calculation; otherwise, the effect would have been anti-dilutive. Accordingly, the diluted net loss per share for those years was calculated using the basic weighted average number of shares outstanding.

However, should the company's basic earnings per share have been positive, the stock options exercisable at an exercise price lower than $0.17 for 2006 and $0.21 for 2005 would have been dilutive and would have resulted in the addition of 259,592 shares and 4,327 shares for the years ended December 31, 2006 and 2005, respectively. Furthermore, the warrants exercisable at an exercise price lower than $0.17 for 2006 and $0.21 for 2005 would have been dilutive and would have resulted in the addition respectively of 105,255 shares and 67,006 shares for the years ended December 31, 2006 and 2005, to the weighted average number of shares outstanding used in the diluted earnings per share calculation.

16 Financial instruments

Fair value

The fair value of cash and cash equivalents, amounts receivable and accounts payable and accrued liabilities approximates their carrying value due to their short-term maturity or to current market rates.

(expressed in Canadian dollars)

Interest rate risk

As at December 31, 2006 and 2005, the company's exposure to interest rate risk is summarized as follows:

Cash and cash equivalents	Variable interest rate
Amounts receivable	Non-interest bearing
Accounts payable and accrued liabilities	Non-interest bearing

17 Comparative figures

Certain comparative figures have been reclassified to conform with the current year presentation.

18 Subsequent events

Exercise of warrants

In January and February 2007, 82,500 common shares were issued upon the exercise of 82,500 warrants at a price of $0.15 per share for proceeds totalling $12,375.

In addition, the finder's fee option granted in conjunction with the 2006 financing was exercised, whereupon the company received proceeds totalling $120,000 upon issuance of 800,000 common shares and 400,000 common share purchase warrants, each whole warrant entitling the holder to acquire one common share of the company at a price of $0.30 per share, exercisable up to October 20, 2008.

Private placement

On March 27, 2007, the company completed a brokered private placement for gross proceeds of $6.2 million. Pursuant to this private placement, the company issued 17,637,000 flow-through common shares at a price of $0.24 per share, and 11,056,000 units of securities of the company at a price $0.18 per unit. Each unit consists of one common share of the company and one-half of one common share purchase warrant. Each purchase warrant entitles the holder to acquire one common share at an exercise price of $0.23 at any time up to March 27, 2009, provided that if the common share price closes at or above $0.60 for twenty consecutive trading days, the warrants may be callable for exercise by the company on a twenty-day notice.

In connection with this private placement, the company paid a cash commission of $457,434 and issued broker warrants entitling the holder to purchase up to 2,113,758 common shares. Each broker warrant entitles the holder to acquire one common share at an exercise price of $0.18 at any time up to March 27, 2009.

All securities issued in the private placement are subject to a four-month hold period expiring on July 27, 2007.

END